October 25, 2018

VIA EDGAR

Mses. Anne Parker, Heather Clark and Jean Yu and Mr. John Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, NE
Washington, D.C. 20549

Re:
Super League Gaming, Inc.

Draft Registration Statement on Form S-1

Submitted September 14, 2018

CIK No. 0001621672

Ladies and Gentlemen:

This letter is submitted on behalf of Super League Gaming, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance and the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated October 10, 2018 with respect to the Draft Registration Statement on Form S-1 submitted to the Commission on September 14, 2018 (the “DRS Submission”). In connection with this letter responding to the Staff’s comments, the Company is submitting a revised draft of the DRS Submission (the “Amended DRS”), which will include corresponding changes in response to Staff’s comments.

In this letter, each of the Staff’s comments is indicated in italics, followed by the Company’s responses thereto. Page number references in the responses below are to the page numbers of the Amended DRS. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the the Amended DRS.

Prospectus Summary, page 1

1.
Please define the terms “Application Program Interface,” “hyper-local level,” “lifestyle gaming,” “content capture,” and “local area network center” when first used. In addition disclose how you calculate “customer acquisition cost” and “accretive life time value.” Similarly, with respect to your statement that “According to the Electronic Software Association, the avid gamer sees gameplay as central to their social life with 55% playing video games to connect with friends and 46% to spend time with family members,” please define what constitutes an “avid gamer” to which these statistics pertain.

Response: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the terms “Application Program Interface,” “avid gamer,” “hyper-local level,” “lifestyle gaming,” “content capture,” and “local area network center” are now defined when first used, as found on pages 1, 2, 4 and 55 of the Amended DRS, respectively.

The Company further advises the Staff that, with respect to the Company’s use of the terms “customer acquisition cost” and “accretive lifetime value,” the Company has elected to remove these terms from the prospectus contained within the Amended DRS. Because the Company is still in the beginning stages of its development, the Company does not yet have a fixed formula for calculating these values.

Risk Factors, page 9

2.
Please revise your first risk factor to also discuss your accumulated deficit and your auditor's going concern opinion.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the first risk factor, appearing on page 9 of the Amended DRS under the heading “We have incurred significant losses since our inception and we may continue to experience losses in the future,” now includes a discussion of the Company’s accumulated deficit and the going concern opinion of the Company’s independent registered public accounting firm.

We may experience outages and disruptions of our infrastructure, page 15

3.
Please briefly describe the system redundancies you have implemented so that investors can better understand the risk you face.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that a brief description of the Company’s system redundancies is now included in the risk factor appearing on page 15 of Amended DRS under the heading “We may experience system failures, outages and/or disruptions of the functionality of our platform. Such failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability.”

Our business is subject to regulation, and changes in applicable regulations may negatively impact our business., page 16

4.
We note the statement that your “skill-based competitions in the future could become subject to evolving rules and regulations.” If you have a particular area of regulation in mind, please further describe this risk. For example, if this relates to your players winning prizes and there is a risk that gambling regulations, or changes thereto, could apply please so state.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, because the Company has a practice of offering prizes and/or gifts as incentives to participate in certain events, those incentives may be subject to the federal Deceptive Mail Prevention and Enforcement Act and certain state prize, gift or sweepstakes statutes. Although these rules and regulations have not, and are not expected to have a negative impact on the Company’s events, tournaments, or other skills-based competitions, the Company has elected to include additional disclosure regarding these regulations in the Business section of the Amended DRS, beginning on page 74.

We are an emerging growth company and may take advantage of certain reduced reporting requirements., page 24

5.
According to the risk factor at the top of this page, you have elected to "opt out" of the extended transition period for complying with any new or revised financial accounting standards pursuant to the JOBS Act. However, this appears to contradict disclosures included elsewhere in the filing such as the cover page and on pages 52-23 as well as the notes to the financial statements. Please revise to fix the inconsistencies and affirm to us whether you have elected to take advantage or have opted out of the extended transition period provision of the JOBS Act.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has elected to take advantage of the extended transition period for complying with any new or revised financial accounting standards pursuant to the JOBS Act. Accordingly, the applicable disclosures throughout the prospectus contained within the Amended DRS have been updated to remove any inconsistencies and clarify the Company’s decision.

Components of Results of Operations
Brand and Media Partnerships, page 41

6.
Please further describe how brand and media partnerships “leverag[e] broadcast, social and customer loyalty programs which... drives more gamers and viewers to [y]our amateur esports gaming content and technology platform.” If sponsors are promoting you outside of your events and platform, please explain how this is done, to what extent, and whether your partners are contractually obligated to do so.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure regarding the Company’s brand and media partnerships has been revised throughout the prospectus included in the Amended DRS to further describe the relationship between the Company and its partners.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources, page 48

7.
It appears from the statement “we expect to incur substantial expenditures in the foreseeable future for the development of our esports brand, community and technology platform,” that such matters may require material capital outlays. In describing these trends disclose the estimated amounts of capital that will be required, to the extent known.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company expects that the estimated amounts of capital required in future periods for the the development of its brand, community and technology platform will be consistent with expenditures incurred during the first and second quarters of its fiscal year ending December 31, 2018. The aforementioned statement has been modified on page 48 of the Amended DRS to reflect this expectation.

Our Business, page 54

8.
Please revise the text accompanying the bar charts on page 59 to explain exactly what the Y axis in each chart represents, how it is calculated, and whether there are differences in the calculations from different sources or for different services represented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the bar charts on page 59 of the Amended DRS have been updated to include the requested information. The calculations in each chart are based on viewership, whether it is content viewed online in the case of YouTube Gaming, Twitch and other streaming services, or TV viewership in the case of the NFL, NBA and other sports leagues identified in the applicable graphs.

9.
If the chart on page 60 is denominated in thousands, please revise to state. In addition, in the accompanying text please reconcile the revenue amount shown for 2018 with the statement on pages 2 and 58 that according to NewZoo “the global gaming market will reach approximately $137.9 billion by the end of 2018.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the chart under the heading “Revenue potential is not only very large, but also growing rapidy” on page 60 of the Amended DRS has been modified to note that the amounts set forth therein are denominated in millions..

In addition, the text citing the NewZoo statistic that “the global gaming market will reach approximately $137.9 billion by the end of 2018,” appearing on pages 2 and 58 of the Amended DRS have been updated to reconcile the expected growth within the esports market by the end of 2018.

10.
Please discuss how the statistics found in the chart on page 61 translate into revenues. For example, explain how many of the 100 million monthly average users/ players for League of Legends would pay for being a user or player, and provide an estimate of the revenues derived from these 100 million monthly average users/ players.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that the addition of new game titles to its platform provides several opprotunites to monetize the expanded audience of monthly average users and/or players that comes with each respective game title. These opportunities include, but are not limited to, bringing new members to the platform, increasing enrollment for the Company’s experiences, expanding viewership of the Company’s online content and promoting additional merchandise sales.

Given the Company’s limited operating history, the Company is currently unable to accurately calculate the estimated increase in revenue associated with the monthly average users and/or players of new game titles.

11.
Please disclose the estimated additional capital you will need, if any, to reach the 2018 estimated KPIs on page 69. In addition, disclose your year-to-date 2018 KPIs so that investors can see what work remains to be done.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes the capital raised during and subsequent to the six months ended June 30, 2018 will be sufficient to reach the 2018 KPIs. The table summarizing the Company’s KPIs during 2015, 2016, 2017 and the projected KPIs for 2018 appearing on page 69 of the Amended DRS has been revised to include a column for KPIs actually achieved by the Company as of September 30, 2018, in addition to the the Company’s estimated KPIs for the entirety of 2018.

Management Role of Board in Risk Oversight Process, page 79

12.
Please discuss what role the board has in managing cybersecurity risk.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure regarding the role of the Board in the Company’s risk oversight process beginning on page 79 of the Amended DRS has been updated to include a discussion of the Board’s current and expected role in managing cybersecurity risks facing the Company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS, page 91

13.
Please identify the natural persons with voting and dispositive power over the shares held by Pu Luo Chung VC Private Limited.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that a footnote has been added to the Security Ownership Of Management And Certain Securityholders table on page 91 of the Amended DRS to provide the required disclosure.

Exhibits

14.
We note the forum selection provision in Article VIII of your bylaws. Please include a risk factor to discuss the effects of such a provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with the company and its officers and directors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that a risk factor addressing the risks associated with the exclusive forum provision in the Company’s Amended and Restated Bylaws has been added to the prospectus included as a part of the Amended DRS on page 18 under the heading “Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.”

15.
We note the importance of game publisher agreements to your business, as discussed on page 70. Please file your agreements with Epic Games and Supercell, or tell us why you are not substantially dependent on these agreements pursuant to Item 601(b)(10).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, currently, the Company offers Clash Royale and Fortnite events under permission granted to the Company by Supercell and Epic Games, respectively, pending the negotiation of formal licensing agreements. Once executed, the Company intends to file the formal licensing agreements as exhibits to the Registration Statement and/or periodic reports to be filed under the Securities Exchange Act of 1934, as amended, pursuant to Item 601(b)(10).

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (619) 272-7063.

Sincerely,

/s/ Jessica R. Sudweeks
Jessica R. Sudweeks
Partner
Disclosure Law Group,
a Professional Corporation

cc:
Ms. Ann Hand
Chief Executive Officer
Super League Gaming, Inc.

Mr. Daniel R. Rumsey
Managing Partner
Disclosure Law Group,
a Professional Coporation

Messrs. Jonathan R. Zimmerman, Ben A. Stacke and Ryan R. Woessner
Faegre Baker Daniels LLP